

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

March 1, 2012

Via E-mail

John B. Beckman, Esq.
Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, DC 20004

>   **Re: The Hackett Group, Inc.**
>   **Schedule TO-I and TO-I/A**
>   **Filed February 22, 24, 27, and 29, 2012**
>   **File No. 5-55547**

Dear Mr. Beckman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO
General

1. The price range you have set for the shares allows for a range of offering prices amounting to 17.65%. Please advise why the use of this broad range in a tender offer complies with Item 4 of Schedule TO and Item 1004(a)(1)(ii), which require that the offering document clearly set forth the price at which you are offering to purchase the shares. While we have permitted the use of a modified Dutch auction structure for issuer

tender offers, we believe the use of a reasonable range of potential offer prices is necessary to satisfy these requirements. Please revise or advise us.

2. Please revise your disclosure in Item 4 to include the information required by Item 1004(a)(1)(xi) of Regulation M-A concerning the accounting treatment for the transaction, if material.

Offer to Purchase

Important, page i

3. Your disclosure at the bottom of this page, on page 4, and in the section entitled "Miscellaneous" on page 42 implies that you will not accept certain tendered shares. You state the offer will not be made to "nor will tenders be accepted from or on behalf of" holders residing in a jurisdiction where you cannot comply with that jurisdiction's applicable law. The all-holders provision in Rule 13e-4(f)(8)(i) requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.2 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 13e-4(f)(9)(ii) please clarify that in your response, but otherwise please revise to ensure compliance with Rule 13e-4(f)(8).

The Tender Offer, page 11

Purpose of the Offer; Certain Effects of the Offer, page 13

4. Refer to your statement in the fourth paragraph of this section that you intend to continue to repurchase shares from time to time. We note that you have conditioned this offer on the repurchase of fewer shares than an amount that would cause the number of holders of the shares to drop below 300, or result in the shares becoming eligible for termination of registration under the Exchange Act. Tell us what consideration, if any, you have given to the possibility that the offer, taken together with the future repurchases you are contemplating, may constitute one in series of transactions that could have a Rule 13e-3 effect, as defined in Rule 13e-3(a)(3).

Procedures for Tendering Shares, page 15

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give
Notice of Defects, page 18

5. We noticed the assertion that your interpretation of the terms of the Offer will be final
    and binding. Revise to indicate that security holders may challenge your determinations
    in a court of competent jurisdiction.

Conditions of the Offer, page 23

6. Some of your conditions lack sufficient specificity to permit objective verification by
    security holders that the conditions have been satisfied or "triggered." To provide greater
    clarity, revise:

    • The first bullet point to limit the condition to actions that are discoverable by
       shareholders, who are not in a position to determine whether an action has been
       threatened or a rule has been invoked that will have the listed effects on the company;

    • The seventh sub-bullet point on page 24 to clarify what governmental actions you
       intend to include that would necessarily effect the extension of credit; and

    • The second sub-bullet point on page 25 to clarify whether you mean to limit the
       changes to those that would have a material adverse effect on the business or
       condition of the subsidiaries.

7. We note your disclosure that you may assert the conditions or waive them at any time or
    from time to time, and that failure to assert a condition shall not be deemed a waiver of
    the company's rights. As the bidder, you have the right to waive any listed offer
    condition. However, if a condition is "triggered," you may not waive the condition by
    failing to assert it. In our view, such inaction would be tantamount to a waiver of the
    applicable condition. Depending on the materiality of the waived condition and the
    number of days remaining in the offer, you may be required to extend the offer and
    circulate new disclosure to security holders. Please confirm your understanding in your
    response letter.

8. We note the representation that you may assert the conditions regardless of
    circumstances, including any action or inaction by the Company giving rise to any
    condition. All offer conditions must be reasonably specified and outside the control of
    the Company. Therefore, please revise to remove the statement that the offer conditions
    may be triggered through action or inaction by the Company.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/Julia E. Griffith

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions